Filed by: Visa Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Visa Inc.

(Commission File No. 001-33977)

The following is a transcript of Visa Inc.’s conference call on the Potential Exchange Offer Program that occurred on September 13, 2023.

13-Sep-2023

Visa Inc. (V)

Business Update Call

Total Pages: 10
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Visa Inc. (V)
Business Update Call	13-Sep-2023

CORPORATE PARTICIPANTS

Jennifer Como	Christopher Suh
Senior Vice President & Global Head-Investor Relations, Visa Inc.	Chief Financial Officer & Executive Vice President, Visa Inc.

Ryan McInerney
Chief Executive Officer & Director, Visa Inc.

OTHER PARTICIPANTS

Ramsey El-Assal	Darrin Peller
Analyst, Barclays Capital, Inc.	Analyst, Wolfe Research LLC

Ashwin Vassant Shirvaikar	Dominick Gabriele
Analyst, Citigroup Global Markets, Inc.	Analyst, Oppenheimer & Co., Inc.

James E. Faucette	Daniel R. Perlin
Analyst, Morgan Stanley & Co. LLC	Analyst, RBC Capital Markets LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good afternoon. My name is Brandon, and I will be your conference operator today. At this time, I would like to welcome everyone to the Visa, Inc. Conference Call to discuss the 8-K filed this afternoon. All lines will be placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session.

I would now like to turn the call over to your host, Ms. Jennifer Como, Senior Vice President and Global Head of Investor Relations. Ms. Como, you may begin.

Jennifer Como

Senior Vice President & Global Head-Investor Relations, Visa Inc.

Thank you. Good afternoon everyone, and thank you for joining us to discuss the Form 8-K filed this afternoon that announced that Visa is engaging with common stockholders on the subject of potential amendments to its Certificate of Incorporation. These amendments, together with the potential exchange offer program, would have the effect of releasing transfer restrictions on portions of Visa’s Class B common stock through a programmatic and measured structure.

Joining me today from Visa are Ryan McInerney, Chief Executive Officer; and Chris Suh, Chief Financial Officer. Following brief comments from Ryan, we will open up the call for your questions. I would like to emphasize that the purpose of this call is to address any questions you may have regarding the Form 8-K filed this afternoon. So, please limit your questions to this matter.

The Form 8-K can be accessed on the Investor Relations section of our website at investor.visa.com, along with other relevant documents related to this matter, including a presentation and recording. In addition, after this call, a replay will be made available and will be archived on the site for at least 30 days. A transcript from today’s call will also be filed with the SEC.

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Visa Inc. (V)
Business Update Call	13-Sep-2023

Let me also remind you that this discussion may include forward-looking statements, including but not limited to the approval of the Certificate of Incorporation amendments, implementation of the potential exchange offer program, and future liability arising under the US covered litigation. All statements other than statements of historical fact could be forward-looking statements, which speak only as of the date they are made, are not guarantees of future events and are subject to certain risks, uncertainties and other factors, many of which are beyond our control and are difficult to predict. Additional information concerning those factors is available in our most recent Annual Report on Form 10-K and any subsequent reports on forms 10-Q and 8-K, which you can find on the SEC’s website and the Investor Relations section of our website.

If we determine to proceed a proxy statement and registration statement on Form S-4 will be filed with the SEC, and all stockholders are encouraged to read those materials when they become available. No offer or solicitation is being made through this communication.

And with that, let me turn the call over to Ryan.

Ryan McInerney

Chief Executive Officer & Director, Visa Inc.

Thanks, Jennifer, and hello everyone. The Form 8-K that we filed today announced that we are engaging with common stockholders regarding potential amendments to our Certificate of Incorporation that, together with the potential exchange offer program, would have the effect of releasing transfer restrictions on portions of Visa’s Class B shares through a programmatic and measured structure.

Just as a reminder, Visa’s Class A, B, and C common stock structure was put in place in connection with our restructuring and IPO. The structure was designed to protect Class A and Class C stockholders from certain liabilities related to pre-IPO litigation referred to as the US covered litigation.

We’re considering the potential exchange offer program now for two primary reasons. First, the value of the Class B shares had increased significantly from approximately $8 billion at the time of the IPO to approximately $96 billion based on the August 31 closing Class A stock price of $245.68.

Second, since the IPO, we have made significant progress in the US covered litigation with one matter remaining. And for that one matter, we have settled claims representing approximately 90% of the payments volume and interchange at issue. The more recent settlements have ranged from approximately 3% to 8% of the merchant’s applicable interchange. If you apply that range to all of the unresolved claims, it would be $1.4 billion to $4.0 billion.

Now, I’ll briefly cover the mechanics of the initial potential exchange offer in the potential exchange offer program. First, all Class B shares will be redenominated as Class B-1 shares and will have all of the same economic terms and transfer and convertibility restrictions as the Class B shares do today.

For those who fully participate in the initial potential exchange offer, half of the Class B-1 value would be exchanged for Class B-2 shares and the other half for Class C shares. For the new Class B-2 shares, they will have the same transfer and convertibility restrictions as the Class B-1 shares with one key difference.

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Visa Inc. (V)
Business Update Call	13-Sep-2023

As deposits are made to the escrow account, the conversion rate applicable to Class B-2 shares will be adjusted downward at twice the rate as applicable to the Class B-1 shares. For the Class C shares, these would be freely tradable, subject to a staggered lock-up that would run over a 90-day period. Specifically, up to one-third would be convertible and available for sale within the first 45 days after the initial potential exchange offer, up to two-thirds within the first 90 days, and up to the full amount thereafter.

Participating Class B-1 holders would also each have to enter into a makewhole agreement, which means that if all of the Class B-2 share value is exhausted for the US covered litigation, then the Class B-2 stockholders would have to step in and makewhole what the Class B stockholders would have been obligated to cover, if they had not participated in the initial potential exchange offer.

For each of the three successive potential exchange offers, two primary conditions must be satisfied. One, a reduction of 50% or more of the interchange at issue in unresolved claims for damages in the US covered litigation. And two, more than 12 months must have elapsed since the preceding exchange offer. If both of these conditions are met, then Visa would consider initiating another potential exchange offer, permitting up to 50% of the applicable Class B shares to be released.

The mechanics of the successive potential exchange offers would be very similar to the example that I just walked through, and more information on those mechanics can be found in the Form 8-K and presentation that we filed today. We believe that the potential exchange offer program would provide benefits to all of our common stockholders.

For our Class A and Class C stockholders, they would maintain economically equivalent protection from the US covered litigation through a combination of the makewhole agreements and the respective Class B shares. In addition, as it stands today, all Class B shares become freely tradable upon final resolution of the US covered litigation. Class A and Class C stockholders would receive greater certainty around the release of the Class B shares through a programmatic structure and through lock-up provisions, mitigating potential overhang risk that otherwise would exist in the current structure.

For our Class B stockholders, they would be provided with an option for near-term liquidity and may have the potential for better regulatory capital treatment. The potential exchange offer program would also strengthen our relationships with our Class B stockholders, Visa’s US clients of all sizes, which would provide value to all stockholders.

The board and management believe that now is an appropriate time to consider a programmatic and measured release of the Class B shares. The amendments to our Certificate of Incorporation for the potential exchange offer program would need to be approved by the board and a majority of the outstanding shares of each of Class A, Class B and Class C common stock, each voting separately as a class.

With that, let me turn the call back to Jennifer.

Jennifer Como

Senior Vice President & Global Head-Investor Relations, Visa Inc.

Thanks, Ryan. And with that, we’re ready to take questions.

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Visa Inc. (V)
Business Update Call	13-Sep-2023

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Our first question is from Ramsey El-Assal with Barclays. Your line is open.

Ramsey El-Assal
Analyst, Barclays Capital, Inc.	Q

Hi. Thanks for taking my question this evening. And I’m going to try to word this precisely. Does the injunctive relief or rules class need to be resolved in order for the whole US covered litigation to be considered complete? Or is it once you just fully settle the damages class and the opt-out class, at that point will the Class B shareholders obligations be considered satisfied? I’m just trying to figure out whether – if the 30% remaining of the opt-out class gets taken care of, do all these shares unlock anyway, or whether you still have to grind through the injunctive relief negotiations in order to – for this whole matter to be considered resolved from that perspective of conversion, if that made sense?

Ryan McInerney
Chief Executive Officer & Director, Visa Inc.	A

Hi, Ramsey, makes complete sense. The injunctive class is part of the US covered litigation and does need to be resolved for everything to be wrapped up, as you say. But again, backing up from that, this is in part why we’ve put together this measured release plan over time that allows Class B shareholders to have the potential to exchange up to 50% of their shares in this potential exchange offer and subsequent ones. But anyways, the short answer to your question is yes.

Ramsey El-Assal	Q
Analyst, Barclays Capital, Inc.

Got it. Thank you.

Jennifer Como	A
Senior Vice President & Global Head-Investor Relations, Visa Inc.

Next question, please?

Operator: Our next question is from Ashwin Shirvaikar with Citi. Your line is open.

Ashwin Vassant Shirvaikar	Q
Analyst, Citigroup Global Markets, Inc.

Hi. I just wanted to clarify whether there is incremental information that you have with regards to the injunctive process that’s sort of ongoing that I guess 10% of merchants have not accepted. Does that make sense?

Jennifer Como	A
Senior Vice President & Global Head-Investor Relations, Visa Inc.

I’m sorry. Can you repeat that again, Ashwin? We just missed it a little bit.

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Visa Inc. (V)
Business Update Call	13-Sep-2023

Ashwin Vassant Shirvaikar
Analyst, Citigroup Global Markets, Inc.	Q

Yeah. So, I wanted to know – part of the comment that it was, 90% of the merchants have accepted the settlement, 10% remains, right? So, is the course of action you’re now taking indicative that there is further color on who’s not accepted and where negotiations are ongoing or litigation is ongoing? Is there incremental information contained in your actions?

Ryan McInerney	A
Chief Executive Officer & Director, Visa Inc.

Hey, Ashwin, how are you doing? It’s Ryan. As I mentioned in my prepared remarks, we’ve made significant progress on the US covered litigation. Only the MDL is remaining and settled claims – we have settled claims representing 90% of the interchange at issue. We’ve laid it out, we think, pretty clearly in the materials. I would point you to pages 9, 10 and 11. I think if you go through those, it’s very clearly laid out and, hopefully, addresses your question. Thank you.

Ashwin Vassant Shirvaikar
Analyst, Citigroup Global Markets, Inc.	Q

Okay.

Jennifer Como
Senior Vice President & Global Head-Investor Relations, Visa Inc.	A

Great. Next question, please?

Operator: Our next question is from James Faucette with Morgan Stanley. Your line is open.

Ryan McInerney
Chief Executive Officer & Director, Visa Inc.	A

Hey, James.

James E. Faucette	Q
Analyst, Morgan Stanley & Co. LLC

Thank you for – hey, good afternoon. Thanks for doing this, you guys. Quick question on you’re doing – in terms of what you’re doing and I understand like this could be attractive to banks and you mentioned that it could help some of their reserve requirements. I know you’re not speaking for the banks, but can you imagine any cases in which the – like what would be circumstances in which banks and B class shareholders may not want to fully convert what’s available to them?

Ryan McInerney
Chief Executive Officer & Director, Visa Inc.	A

We can’t predict what Class B shareholders are going to do or not do or think or not think. We believe we’ve put together a proposal that makes a lot of sense for all three classes of shareholders, A, Bs and Cs. And as of this afternoon, we’re starting to engage with shareholders.

James E. Faucette	Q
Analyst, Morgan Stanley & Co. LLC

Got it. Got it. And so, to be clear, your expectation, though, is that Class B shareholders would feel incented to fully convert, or at least that’s your planning assumption right now?

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Visa Inc. (V)
Business Update Call	13-Sep-2023

Ryan McInerney
Chief Executive Officer & Director, Visa Inc.	A

The potential exchange offer provides the opportunity for Class B shareholders to exchange up to 50% of their shares, but we can’t speculate on what they’ll do or not do.

James E. Faucette
Analyst, Morgan Stanley & Co. LLC	Q

Okay. Thanks for that, Ryan.

Ryan McInerney
Chief Executive Officer & Director, Visa Inc.	A

You bet. Thanks, James.

Jennifer Como	A
Senior Vice President & Global Head-Investor Relations, Visa Inc.

Next question, please?

Operator: Our next question is from Darrin Peller with Wolfe Research. Your line is open.

Darrin Peller	Q
Analyst, Wolfe Research LLC

Hey. Thanks, guys. Look, I’m just trying to make sure we totally understand this with regard to a couple of dynamics. Number one is on the remaining, I think it’s 10%, you mentioned obviously that that isn’t – is yet to be settled. I mean, are there any scenarios in terms of a different range of outcomes where this could present any incremental risk whatsoever to the current Class A or C shares? In other words, any change in the risk of what used to be protected by dilution or has this really now changed anything whatsoever for Class A shareholders?

Ryan McInerney
Chief Executive Officer & Director, Visa Inc.	A

For Class A shareholders, this is an economically equivalent protection that they have today via the makewhole agreement that any Class B shareholder who participates in potential exchange offer would have to sign and the Class B shares. So, Class A shareholders and Class C shareholders have economically equivalent protection.

Now, if I go back to 10% for a second, as I mentioned, we’ve settled claims representing 90% of the interchange at issue. The most recent settlements that we’ve made have been in the range of 3% to 8%. So, if you apply that to what’s outstanding, it’s $1.4 billion to $4.0 billion. Now, anything’s possible, but that’s what we’ve been doing. And just as a reminder, we have $1.63 billion in the escrow today. And as you heard us say, we have $96 billion as of the end of August share price in terms of Class B shares. So, Class A shareholders, economically equivalent protection they have today.

Darrin Peller
Analyst, Wolfe Research LLC	Q

And then just – when we think about and this may be more for Investor Relations question, but when we think about float and trading dynamics on the stock associated with this, how does this impact that at all in terms of what’s out there and what’s going to be put out to the market from a common stock shareholder standpoint?

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Visa Inc. (V)
Business Update Call	13-Sep-2023

Christopher Suh
Chief Financial Officer & Executive Vice President, Visa Inc.	A

Yeah. Hi, Darrin. This is Chris. I’ll take this one. Well, the way I would encourage you to think about, as things currently stand today, when the US covered litigation wraps up, all the Class B shares effectively become released at once and become freely tradable at that point. So, we think this is a programmatic and measured way to manage that program.

Ryan McInerney	A
Chief Executive Officer & Director, Visa Inc.

So, basically, we’ve put together a proposed exchange offer that reduces the overhang risk that exists today. If we do – so, as Chris said, when everything is resolved, all the Class B shares would become freely tradable. This puts in place a transparent, programmatic approach for Class B shareholders to be able to potentially exchange these shares.

Darrin Peller
Analyst, Wolfe Research LLC	Q

Right. That makes sense. That’s helpful. All right. Thanks, guys.

Jennifer Como	A
Senior Vice President & Global Head-Investor Relations, Visa Inc.

Great. Next question?

Operator: Our next question is from Dominick Gabriele with Oppenheimer. Your line is open.

Dominick Gabriele	Q
Analyst, Oppenheimer & Co., Inc.

Hey. My previous question was actually just answered, I believe. But maybe if you just think about the interchange risk here in these litigations versus potentially anything in the future, do you think that the way you’re going about this programmatic methodology to kind of lessen the blow from these conversions, does that help on a three-year basis, effectively, mitigate what you can do to the float because you can buy back shares over that period? Is that kind of the way you draw it out a little bit?

Ryan McInerney
Chief Executive Officer & Director, Visa Inc.	A

No, I wouldn’t think about it that way. Again, if you just back up, we have a structure in place today, which Chris described a moment ago, that when the covered litigation is resolved, all the shares would be freely tradable. Point one.

Point two, we’ve made significant progress resolving the US covered litigation. We only have the MDL remaining. We’ve settled claims representing 90% of the interchange at issue. So, we’ve made significant progress. We’ve created a program that creates – it maintains economically equivocal – equivalent protection for Class A and Class C shareholders, and it enables a programmatic release to the shares. So, in the big picture, economically equivalent protection for Class A and C shareholders, programmatic release, get rid of the overhang risk. All shareholders, we believe, will feel really good about this program.

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Visa Inc. (V)
Business Update Call	13-Sep-2023

Dominick Gabriele
Analyst, Oppenheimer & Co., Inc.	Q

Makes a lot of sense. Thanks so much for taking my question.

Ryan McInerney
Chief Executive Officer & Director, Visa Inc.	A

Thanks, Dominick.

Jennifer Como	A
Senior Vice President & Global Head-Investor Relations, Visa Inc.

Great. Next question, please?

Operator: Our next question is from Dan Perlin with RBC Capital Markets. Your line is open.

Ryan McInerney	A
Chief Executive Officer & Director, Visa Inc.

Hey, Dan.

Daniel R. Perlin	Q
Analyst, RBC Capital Markets LLC

Thanks. Hey, how are you? Just a quick one. I feel like in the original retrospective responsibility plan language, there was also language related to, I guess, what we would have called then copycat cases equivalent. And I’m just wondering, how does this resolve those or once the 90% – or the remaining 10% is concluded? Therefore, an additional copycat case is no longer considered an equivalent. Does that resonate or am I misguiding this one from remembering what the original language said?

Ryan McInerney
Chief Executive Officer & Director, Visa Inc.	A

The estimates we’ve given you cover all the covered US litigation.

Daniel R. Perlin
Analyst, RBC Capital Markets LLC	Q

Right. Okay. There was talk of copycat litigation within the original responsibility plan. And I just can’t remember if that was equivalent to what would be covered under this or if that was separate and distinct. So, that was my only question.

Ryan McInerney
Chief Executive Officer & Director, Visa Inc.	A

Yeah. I think all – as I said, all covered litigation should be covered into the estimates we’ve given you. If you have specific questions on some, obviously, feel free to follow up with Jennifer and the Investor Relations team.

Daniel R. Perlin
Analyst, RBC Capital Markets LLC	Q

Okay. Thank you.

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Visa Inc. (V)
Business Update Call	13-Sep-2023

Ryan McInerney
Chief Executive Officer & Director, Visa Inc.	A

You bet, Dan. Thanks.

Operator: [Operator Instructions] One moment, please, as we await our next question.

Jennifer Como
Senior Vice President & Global Head-Investor Relations, Visa Inc.

Looks like we have no more questions. So, feel free to follow up with the Investor Relations team, if you have any questions, you can call or email us. And I would like to thank you for joining us today. Thanks again and have a great day.

Ryan McInerney
Chief Executive Officer & Director, Visa Inc.

Thanks everyone.

Christopher Suh
Chief Financial Officer & Executive Vice President, Visa Inc.

Thank you.

Operator: Thank you for participating in today’s conference. All lines may disconnect at this time.

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